July 15, 2005



via U.S. Mail
Jacob Herskovits
Chief Executive Officer
Cell Power Technologies, Inc.
1428 36th Street, Suite 205
Brooklyn, New York 11218



Re:	Cell Power Technologies, Inc.
      Amendment No. 4 to Registration Statement on
      Form SB-2
      File No. 333-120573
      Filed June 29, 2005
      Form 10-KSB for the Fiscal Year Ended October, 31, 2004
      File  No. 0-50062
      Form 10-QSB/A for the Fiscal Quarter Ended January 31, 2005
      File No.  0-50062
      Form 10-QSB for the Fiscal Quarter Ended April 30, 2005
      File No. 0-50062

Dear Mr. Herskovits:

      We have reviewed the above filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form SB-2/A

Risk Factors, page 7

"Our independent registered public accounting firm...," page 7

1. In your response to our prior comment 4 of our letter dated May 20, 2005, you indicate that your independent auditors first raised the issue of a material weakness in connection with its audit of the company`s financial statements for the fiscal year ended October 31,
2004. Your risk factor disclosure, however, indicates the issue was first raised in connection with the review of the financial statements for the fiscal quarter ended January 31, 2005. As done in your response, revise the risk factor disclosure to delineate the fact that the issue was first identified in connection with the review of fiscal year ended October 31, 2004. In this regard, please note the comments that follow regarding amendments to the form 10-KSB and Forms 10-QSB.


Form 10-KSB

Controls and Procedures, page 16

2. In your response to prior comment 4 of our letter dated May 20, 2005, you indicate that prior to the filing of the Form 10-KSB, Marcum & Kliegman LLP informed management of the material weakness that was discovered during the audit of the Company`s financial statements for the fiscal year ended October 31, 2004. You state that management chose not to disclose the existence of the material weakness in the Form 10-KSB due to the "insignificance of the amount
of royalties involved."   Please amend your Form 10-KSB for the
fiscal year ended October 31, 2004 to include a detailed discussion of the material weakness, when it was identified, and the decisions that management made regarding the timing of the disclosure.

Additionally, when revising your Form 10-KSB, please ensure that your disclosure includes an assessment of the effectiveness of disclosure controls and procedures in light of your failure to disclose the material weakness that was reported to management prior to the filing of the Form 10-KSB. We may have further comments.


Form 10-QSB

General

3. Please amend the disclosure in your quarterly reports so that you revise to clarify the facts noted in your response letter regarding the discovery of the material weakness by your independent auditors during their audit of financial statements for the fiscal year ended
October 31, 2004. This comment applies to your Form 10-QSB/A for the quarter ended January 31, 2005 and the Form 10-QSB for the quarter ended April 30, 2005.

Controls and Procedures, page 15

4. We note that your chief executive officer and principal
accounting
officer concluded that disclosure controls and procedures were "adequate" for the fiscal quarter ended April 30, 2005. In the amended 10-QSB/A for the fiscal quarter ended January 31, 2005 filed on June 29, 2005, your chief executive officer and principal accounting officer concluded that disclosure controls and procedures
were "effective".   Please reconcile for us, the differences in
conclusions reached with respect to the second quarter versus the first quarter. We may have further comments.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Please contact Mellissa Campbell Duru, at (202) 551-3757 or me at (202) 551-3745 with any other questions.

							Sincerely,


							H. Roger Schwall
							Assistant Director
cc: 	via facsimile
	Stephen Fleming, Esq.
	Sichenzia Ross Friedman Ference LLP
	(212) 930-9725






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Mr. Herskovits
Cell Power Technologies, Inc.
July 15, 2005
page 2




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010